FRANKLIN OGELE, P.A.

Attorney at Law

14 Penn Plaza

225 West 34th Street, 9th Fl

New York, New York, 10122

Phone: 973 277 4239 / Fax: 862 772 3985

www.ogelelaw.com / www.access-wallstreet.net

Office: (973) 277 4239	Admissions:
Fax: (862) 772 3985	New York, New Jersey and Washington, DC.

June 30, 2025

United States Securities

And Exchange Commission

Washington DC 20549

Re:         Njiko Holdings Inc.

Offering Statement on Form 1-a

Filed on June 23, 2025

File No. 024-126

Dear Sir/Madam:

This letter responds to the Staff letter of June 27, 2025.

Njiko Holdings Inc. (the “Issuer”) hereby requests that the Staff qualify the Offering Statement as of July 5, 2025. Please be advised that no participant in the offering is required to clear its compensation with FINRA.

/s/ Franklin Ogele
Franklin Ogele
As Counsel for Njiko Holdings Inc.